Offering Statement for
Synergy Resources LLC
("Synergy Resources LLC," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Synergy Resources LLC

   5 Hollywood Street

   Edison, NJ 08820

Eligibility

2. **The following are true for Synergy Resources LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Gaurav Chug

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
07/27/2017	Present	Synergy Resources	CEO

   Gaurav Chug is the Founder and CEO of Synergy Resources, an AI-powered FinTech redefining how financial institutions manage credit, compliance, and risk intelligence. With more than 25 years of experience in capital-markets technology, he has designed, architected, and delivered large-scale risk and data-management systems for leading global institutions including RBC Capital Markets, Morgan Stanley, Bank of America, UBS Financial Services, and Dow Jones. Gaurav holds a Bachelor's degree in Electronics Engineering from India, blending a foundation in systems design and technology with a lifelong passion for financial innovation. He has also completed online programs in Artificial Intelligence, Data Analytics, and FinTech Innovation. Before founding Synergy Resources, Gaurav spent over two decades in the Wall Street ecosystem, working as a solution architect and consultant helping top banks modernize their capital-market infrastructures, risk platforms, and regulatory workflows. At Synergy Resources, he leads the creation of next-generation products such as the Global Credit Passport, Compliance Core, and Risk Intelligence Suite—designed to help financial institutions cut costs, stay regulator-ready, and expand inclusive access to credit. Gaurav is also a passionate advocate for Responsible AI, emphasizing transparency, fairness, and human-centered design in financial systems. "Finance should empower, not exclude. Through Responsible AI, we can build a financial system that's fair, global, and truly human-centered." LinkedIn: https://www.linkedin.com/in/gaurav-chug-a93a9086/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Gurav Chug

Securities:	90,000,000
Class:	Common
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Synergy Resources LLC is a financial technology (FinTech) company focused on creating AI-driven solutions for banks, lenders, and capital-markets participants. Our mission is to help financial institutions modernize operations, reduce risk, and expand access to credit by combining advanced artificial intelligence with responsible data practices. The company was founded to address three converging trends in global finance: (1) the need for more accurate and inclusive credit assessment across borders, (2) the rising regulatory and compliance burden faced by financial institutions, and (3) growing customer demand for real-time, personalized financial guidance. Our flagship initiative is the development of a Global Credit Scoring Platform that allows lenders to evaluate borrowers who move between countries or lack traditional credit history. The platform ingests and normalizes data from domestic credit bureaus, open-banking APIs, utility and telecom records, and other alternative data sources. Machine-learning models then generate a standardized, regulator-ready credit score that can be used for consumer and small-business lending worldwide. This solution enables banks and digital lenders to expand lending to new immigrant populations, international students, and cross-border entrepreneurs while maintaining prudent risk management. In addition to global credit scoring, Synergy Resources is building a suite of complementary AI modules aimed at compliance automation, risk analytics, and wealth intelligence. These include an "AI Compliance Copilot" that automatically maps new regulations to internal policies, an "AI Wealth Coach" that provides real-time financial planning and investment guidance to retail banking customers, and machine-learning engines for fraud detection, KYC/AML screening, and real-time portfolio optimization. Each module is designed as a cloud-native microservice with robust API integrations so that banks can deploy individual components or adopt the entire platform. Our primary objectives over the next 24–36 months are to (1) complete development and pilot testing of the global credit scoring platform with a network of partner banks in North America and Asia, (2) expand our compliance and wealth-intelligence modules to at least three additional financial-services verticals, and (3) establish a recurring revenue base through commercial contracts with regional and mid-tier financial institutions. We also plan to pursue strategic partnerships with major core-banking providers and credit bureaus to accelerate market adoption. To achieve these objectives, Synergy Resources will continue to invest in data science talent, cloud infrastructure, and regulatory partnerships. Our team includes experienced professionals from the financial-services, risk-management, and artificial-intelligence sectors, with decades of combined experience at leading banks, credit bureaus, and technology firms. We intend to maintain a lean operating structure, leveraging strategic partnerships and cloud-native architecture to scale quickly while controlling costs. Our revenue model is designed to be recurring and scalable. We expect to generate income through (a) software-as-a-service (SaaS) subscription fees for our AI modules, priced on a per-institution or per-user basis; (b) transaction-based fees for credit score pulls and compliance checks; and (c) professional-services fees for implementation, data integration, and custom model development. Over time, we also plan to offer anonymized benchmarking analytics to participating institutions on an opt-in basis. By delivering intelligent, regulator-compliant technology that improves credit access and operational efficiency, Synergy Resources aims to become a trusted partner to financial institutions worldwide and to build a sustainable, high-margin business that benefits both investors and the broader financial ecosystem.

Synergy Resources LLC currently has 15 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Synergy Resources LLC speculative or risky:**

1. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

2. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

3. Market Adoption and Integration Risk The Company's growth strategy relies on widespread adoption of its AI modules by banks, credit bureaus, and financial institutions. These organizations are traditionally conservative and often slow to adopt new technologies, especially those involving core risk and compliance functions. Long sales cycles, integration complexities, and resistance to replacing legacy systems could significantly delay revenue generation. Even when institutions agree to pilot or deploy the Company's products, integration with their existing IT infrastructure and compliance frameworks may prove more costly or time-consuming than expected. Any failure to demonstrate tangible cost savings or risk reduction benefits could impede broader adoption and threaten the company's recurring-revenue model.

4. Dependence on Strategic Partnerships The success of the Company's global credit scoring initiative depends on forming and maintaining partnerships with banks, core-banking providers, and credit bureaus. These relationships are critical for accessing data, validating scoring models, and establishing credibility in the market. If any major partner terminates or delays collaboration, the Company's development timelines and market reach could be materially affected. Additionally, some potential partners may develop competing solutions or restrict data-sharing agreements that the Company relies on for model training and verification. Dependence on third parties introduces concentration and continuity risk, where the loss of a few key relationships could have a disproportionate impact on growth and revenue stability.

5. Technological and Cybersecurity Risk As a cloud-native AI company handling sensitive financial and personal data, the Company faces ongoing exposure to cybersecurity threats and system vulnerabilities. A breach, unauthorized access, or data leak could result in severe reputational harm, regulatory penalties, and loss of client trust. Despite implementing security best practices, the sophistication and frequency of cyberattacks continue to increase across the financial sector. Furthermore, the Company's reliance on third-party cloud providers and APIs introduces dependencies outside of its direct control. Any outages, service disruptions, or vulnerabilities within these providers could interrupt operations, delay services, or cause data loss. Maintaining continuous system resilience and compliance with financial-sector data standards will be a critical and costly endeavor.

6. Competitive and Technological Obsolescence Risk The FinTech and AI sectors are intensely competitive, with rapid technological advancements and well-funded incumbents. Large technology firms, credit bureaus, and emerging startups are investing heavily in AI-driven credit scoring, compliance automation, and financial intelligence. The Company may face difficulty differentiating its products, especially if competitors offer more established or lower-cost alternatives. Moreover, the rapid evolution of AI and data privacy technologies means the Company must continuously innovate to stay relevant. Failure to keep pace with advancements in machine learning, data integration, or regulatory tech could render its current solutions obsolete. Sustaining innovation while managing costs and maintaining compliance may strain resources and impact profitability.

7. Regulatory and Compliance Risk The Company operates in a highly regulated industry that spans financial services, data privacy, and artificial intelligence. The company's products, particularly the Global Credit Scoring Platform and compliance automation modules, depend on accurate interpretation and application of complex, evolving regulations across multiple jurisdictions. Any misalignment with regulatory expectations—such as data usage restrictions under GDPR or differing AI oversight frameworks—could delay deployment, increase compliance costs, or lead to penalties. As

the Company expands internationally, it must navigate differing credit reporting, anti-money laundering (AML), and consumer protection laws. Changes in these regulatory regimes or new interpretations of existing ones could require costly system updates or limit product capabilities. These evolving obligations may pose material operational and reputational risks that could affect revenue and adoption rates.

8. Data Integrity and Model Reliability Risk The Company's business model depends heavily on the accuracy and fairness of its machine-learning algorithms. These AI models analyze alternative data sources such as open-banking APIs, telecom usage, and utility payments to generate credit scores and compliance insights. If these inputs are incomplete, biased, or corrupted, the resulting credit assessments or risk analyses could be unreliable or discriminatory, potentially harming borrowers or clients and exposing the company to liability. Model drift, where algorithms degrade over time as market conditions change, could further impair performance. Ensuring fairness, explainability, and auditability in AI-driven decisioning is an ongoing challenge. Failure to maintain robust data governance or to meet the growing standards of "responsible AI" could result in client loss, reputational damage, or regulatory intervention.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering

Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or

other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Synergy Resources LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,100,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Synergy Resources LLC intends to use the net proceeds from this offering to advance the development and commercialization of its Cross-Border Credit Score Platform and related artificial-intelligence financial technology solutions. Consistent with the company's pitch materials, approximately 50% of the funds are expected to be allocated to Product and Engineering, including the expansion of our AI engine, global data integrations, and infrastructure needed to support real-time credit scoring. Roughly 25% will support Compliance and Integrations, covering regulatory approvals, cross-border data partnerships, and security certifications required to operate in multiple jurisdictions. Around 10% is planned for Sales and Growth initiatives, such as customer acquisition, marketing, and pilot programs with banks and lenders. The remaining 10% will be used for Operations and Legal, including hiring key personnel, legal filings, and general administrative expenses These allocations represent management's current estimates and are subject to change based on market conditions and the company's evolving operational priorities, but the primary objective will remain to scale the platform globally and enable inclusive, AI-driven credit access.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$53,900
Compliance and Integrations	$0	$275,000
Product and Engineering	$9,510	$550,000
Sales and Growth Initiates	$0	$110,000
Operations and Legal	$0	$111,100
Total Use of Proceeds	**$10,000**	**$1,100,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Synergy Resources LLC must agree that a transfer agent, which keeps records of our outstanding Common (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.11 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common	100,000,000	90,000,000	Yes	

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Certain rights associated with our currently outstanding securities could limit, dilute, or otherwise qualify the rights of the securities we are offering in this Netcapital financing. For example, our founders and early investors hold shares of common stock that carry full voting rights and may hold options or warrants that, if exercised, would increase the total number of shares outstanding. The issuance of additional shares upon the exercise of these options or warrants would dilute the ownership percentage of new investors and could reduce the per-share value of the securities purchased in this offering. In addition, any preferred equity we may issue or that is already authorized could carry liquidation preferences, dividend rights, anti-dilution protections, or conversion privileges that rank senior to, or on parity with, the securities being offered. These preferences could result in preferred holders receiving payment before holders of the Netcapital securities in the event of a liquidation or sale of the company, or could give preferred holders the ability to approve or block certain corporate actions. As a result, purchasers of the securities offered on Netcapital should be aware that their rights may be subordinate to, or otherwise affected by, the rights of existing stockholders or holders of other classes of securities.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Holders of more than twenty percent (20%) of our outstanding voting securities have significant influence over matters that require stockholder approval. These individuals, acting individually or together, are able to exercise substantial control over the election of directors, the appointment of officers, the approval of future financings, and the outcome of other matters submitted to stockholders for approval, including mergers, acquisitions, asset sales, or other significant corporate transactions. As a result, the holders of our securities offered in this financing may have limited ability to affect corporate decisions or influence the direction of the company. The exercise of these rights could delay, defer, or prevent a change of control of the company, even if such a change of control would benefit other stockholders, or could result in decisions that are not aligned with the interests of minority investors. In addition, these controlling holders may have interests that differ from, or conflict with, those of other investors, including purchasers of the securities being offered. Purchasers should carefully consider that the company's founders and other large stockholders will continue to have the ability to exert significant control after the offering is completed.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach. Further explanation of valuation in Financial Condition.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors in this offering will hold a minority ownership interest in Synergy Resources LLC. As minority members, purchasers will have limited ability to influence or control the management and policies of the company. Important matters such as electing or removing managers, approving significant financings, authorizing new equity issuances, amending the operating agreement, or approving a sale of the company may be decided by a vote of the majority holders or by the company's managing members without the approval of minority investors. Because the company is organized as a limited liability company, the operating agreement may grant the managing members or other majority holders broad discretion to make decisions regarding operations, financing, and strategic direction. These decisions may not align with the interests of minority investors and could affect the value of their investment. In addition, there may be no public market for the securities offered, and restrictions in the operating agreement or applicable securities laws could limit the ability of investors to sell or transfer their interests. As a result, investors should be prepared to hold their investment for an indefinite period and to bear the economic risk of a lack of liquidity and control.

23. **What are the risks to purchasers associated with corporate actions including:**

- **additional issuances of securities,**
- **issuer repurchases of securities,**
- **a sale of the issuer or of assets of the issuer or**
- **transactions with related parties?**

The issuance of additional shares of our common units will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common units, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common units outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our units would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Shell Point
Amount Outstanding:	$618,444
Interest Rate:	8.4%
Maturity Date:	October 31, 2053
Other Material Terms:	Mortgage loan payable, interest at 8.375% per annum, repayable in monthly payments of $4,741 including interest, due October 2053, secured by residential property in Edison, NJ

25. **What other exempt offerings has Synergy Resources LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Gurav Chug	CEO	Capital Contributions	$142,391
Gurav Chug	CEO	Rental Income	$68,220

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Synergy Resources LLC is an early-stage development company. The Company was formed in the State of New Jersey on July 27, 2017, to build and commercialize the Cross-Border Credit Score Platform and related artificial-intelligence financial technology products. To date, the company has focused primarily on product design, prototype development, pilot testing, and initial business development activities. We have not generated material revenue and we do not yet have profitable operations. Our activities to date have been funded primarily by founder capital and limited pilot program income, along with personal contributions from the founder to cover start-up expenses. As of November 2025, the Company's capital structure remained unchanged and continues to be fully owned by the founder. No additional debt was incurred in 2025, as the owner made personal capital contributions throughout the year to support operations. The Company generated approximately $52,000 in related party rental income, which was used primarily to cover mortgage payments over the last 11 months. All additional operating expenses—including sales, marketing, and other miscellaneous services—were funded directly by the owner from personal savings in the amount of roughly $110,000. These contributions were made on an as-needed basis to maintain operations and were recorded as owner equity. There is no assurance that the owner will continue to provide this level of financial support in the future, and the Company's ability to continue operating may depend on raising additional capital. Results of Operations Revenue for the year ended December 31, 2024 increased by $8,840 to $12,530 as compared to $3,690 reported for the year ended December 31, 2023. Operating expenses for the year ended December 31, 2024 increased by $23,371 to $27,881, as compared to $4,510 reported for the year ended December 31, 2023. Interest expense for the year ended December 31, 2024 increased by $47,665 to $52,018, as compared to $4,353 reported for the year ended December 31, 2023. Liquidity & Capital Resources: On December 31, 2024, the Company had cash and cash equivalents of $15 and negative working capital of $0 as compared to cash and cash equivalents of $56 and working capital of $0 on December 31, 2023. As of the date of this offering, the company's assets consist mainly of cash on hand, intellectual property, and preliminary software code and data integrations. Liabilities consist primarily of ordinary operating expenses such as legal, marketing, and technology development costs. There are no significant outstanding debts, liens, or obligations other than normal accounts payable and any short-term trade liabilities. Synergy Resources has no corporate predecessors and no prior operating history beyond its current legal entity. Management believes that the proceeds of this $1.1 million offering will provide sufficient working capital to continue product development, regulatory compliance efforts, and early sales activities for approximately 18 months, but additional financing will be required to achieve full commercial launch and scale. Valuation: The company's pre-money valuation was determined by the company's management in consultation with its advisors. This valuation reflects several factors, including: Stage of Development – Synergy Resources is an early-stage financial technology company that has completed initial product design and pilot programs for its AI-driven Cross-Border Credit Score Platform. Market Opportunity – A large and growing global lending market with billions of under-banked individuals supports significant revenue potential if the platform scales. Business Traction – Early pilots, a proprietary AI engine, and partnerships in multiple countries provide evidence of market validation, but the company is still in a pre-revenue or early-revenue phase. Comparable Seed-Stage FinTech Valuations – Management reviewed recent seed-round valuations for companies with similar technology and market profiles to gauge a reasonable range.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Synergy Resources LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Formation: certificateofformation.pdf

Operating Agreement: operatingagreement.pdf

Opportunity:

Offering Page JPG: offeringpage.jpg

Financials:

Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://synergyresourcesgrp.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.